

February 22, 2012

Via E-mail
Fouad Kallamni
President and Director
Premier Beverage Group Corp.
501 Madison Ave., Suite 501
New York, NY 10022

      Re: Premier Beverage Group Corp. (f/k/a Dam Holdings, Inc.)
               Amendment No. 2 to Form 8-K
               Filed February 16, 2011
               File No. 000-50370

Dear Mr. Kallamni:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis or Plan of Operation, page 9

Liquidity and Capital Resources, page 12

1.   We note from page 13 of your financial statements that the current portion of your notes payable as of September 30, 2011 was $78,323 including $52,500 which has a maturity date of May 2, 2012. Please revise this section to describe your notes payable with greater specificity or tell us why such disclosure would not be material to investors. Given that as of September 30, 2011, you had no cash and accounts receivable and inventory of $62,420, please revise to describe to us the source of funds which you intend to use to repay the outstanding balance of your notes and, if applicable, address the risk that you may be unable to obtain such funds. Describe any subsequent events or transactions that have had or will have a material effect upon your liquidity, including the

Fouad Kallamni
Premier Beverage Group Corp.
February 22, 2012
Page 2

combination with the registrant. Also please clarify the maturity date of your demand note with Fury Distributions. See Item 303(a)(1) of Regulation S-K.

 Exhibit 99.1

Financial Statements

Report of Independent Registered Public Accounting Firm, page 1

2.   We note your revised audit report does not address the financial statements as of and for the year December 31, 2009. Please advise your independent accountant to revise the scope and opinion paragraphs of its audit report to opine upon the financial statements for the period ended December 31, 2009 in addition to the annual period already included.

3.   Provide a signed report of the independent accountant.

Exhibit 99.2

Unaudited Condensed Pro Forma Balance Sheet

4.   Please explain to us how you determined the aggregate value of the 50.0 million shares issued by the registrant to OSO USA LLC. Please also explain to us the nature and amounts of the individual components of Adjustment #4.

5.   To the extent there is a pro forma balance of accumulated deficit or retained earnings for OSO USA LLC, please tell us whether SAB Topic 4.B. is relevant and how you considered that guidance in the presentation of the pro forma balance sheet.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raj Rajan at (202) 551-3388 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director